                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                              GOLDEN TELECOM, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                    ---------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 38122G107

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Nye Telenor East Invest AS

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      a. [ ]
      b. [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      OO (See Item 3)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway

--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of            7,329,972
    Shares
 Beneficially     8     Shared Voting Power
   Owned by             -0-
     Each
   Reporting      9     Sole Dispositive Power
 Person With            7,329,972

                  10    Shared Dispositive Power
                        -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,329,972

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 38122G107

1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Telenor Business Solutions Holding AS

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      a. [ ]
      b. [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      OO (See Item 3)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway

--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of            7,329,972/(1)/
    Shares
 Beneficially     8     Shared Voting Power
   Owned by             -0-
     Each
  Reporting       9     Sole Dispositive Power
 Person With            7,329,972/(1)/

                  10    Shared Dispositive Power
                        -0-

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,329,972/(1)/

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock/(1)/

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO

--------------------------------------------------------------------------------
(1)  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP NO. 38122G107

--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Telenor ASA

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      a. [ ]
      b. [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)

      OO (See Item 3)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Norway

--------------------------------------------------------------------------------
                  7     Sole Voting Power
   Number of            7,329,972/(2)/
    Shares
 Beneficially     8     Shared Voting Power
   Owned by             -0-
     Each
  Reporting       9     Sole Dispositive Power
 Person With            7,329,972/(2)/

                  10    Shared Dispositive Power
                        -0-

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      7,329,972/(2)/

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      20.4% of the outstanding Common Stock/(2)/

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO

--------------------------------------------------------------------------------
(2)  The Reporting Person disclaims beneficial ownership of all shares.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

      This Amendment No. 2 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Golden Telecom, Inc. ("GTI"). This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed by the Reporting Persons on August 29, 2003, as amended by Amendment No. 1 to
Schedule 13D, filed by the Reporting Persons on November 28, 2003 (the "Statement"). This Amendment No. 2 is being filed by the Reporting Persons to report the acquisition of 7,007,794 shares of Common Stock of GTI (the "GTI Shares") by Nye Telenor East Invest AS ("Telenor"). Defined terms used herein that are not otherwise defined have the meanings ascribed to them in the Statement.


ITEM 2. IDENTITY AND BACKGROUND

      The information in Item 2 contained under the heading "EXECUTIVE OFFICERS AND DIRECTORS OF NYE TELENOR EAST INVEST AS" is hereby amended and restated in its entirety to read as follows:

      EXECUTIVE OFFICERS AND DIRECTORS OF NYE TELENOR EAST INVEST AS

      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Nye Telenor East Invest AS. The business address of each of such persons is Nye Telenor East Invest AS, c/o Telenor ASA, Snaroyveien 30, N-1331 Fornebu, Norway.

      DIRECTORS OF NYE TELENOR EAST INVEST AS

Name                    Citizenship    Present Principal Occupation
----                    -----------    ----------------------------
Jon Fredrik Baksaas     Norway         President and Chief Executive Officer of
                                       Telenor ASA; Chairman of the Board of Nye
                                       Telenor East Invest AS

Torstein Moland         Norway         Senior Executive Vice President and Chief
                                       Financial Officer of Telenor ASA;
                                       Director of Nye Telenor East Invest AS

Jan Edvard Thygesen     Norway         Executive Vice President of Telenor ASA;
                                       Chief Executive Officer of Telenor
                                       Networks; Director of Nye Telenor East
                                       Invest AS

      EXECUTIVE OFFICERS OF NYE TELENOR EAST INVEST AS

Name                    Citizenship    Present Principal Occupation
----                    -----------    ----------------------------
Jan Edvard Thygesen     Norway         Executive Vice President of Telenor ASA;
                                       Chief Executive Officer of Telenor
                                       Networks; Director of Nye Telenor East
                                       Invest AS

      (d) During the last five years, none of the above directors and executive officers of Nye Telenor East Invest AS has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above directors and executive officers of Nye Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Nye Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby supplemented with the following information:

      Pursuant to terms of the Share Exchange Agreement, GTI issued to Telenor the 7,007,794 GTI Shares, constituting as of December 1, 2003 19.5% of the issued and outstanding shares of Common Stock of GTI, after taking into account the effect of such issuance, in exchange for the sale and transfer by Telenor and Telenor's Designee to SFMT and SFMT's Designee of all of the outstanding shares of capital stock in Comincom.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby supplemented with the following information:

      Telenor acquired the 7,007,794 GTI Shares on December 1, 2003 (the "Closing Date") from GTI pursuant to the terms of the Share Exchange Agreement. Under the terms of the Share Exchange Agreement, GTI issued Telenor the 7,007,794 GTI Shares, constituting as of December 1, 2003 19.5% of the issued and outstanding Common Stock of GTI, after taking into account the effect of such issuance, in exchange for the sale and transfer by Telenor to SFMT of 129,292 shares of common stock, nominal value 1 Ruble per share, 541 shares of non-convertible preferred stock, nominal value 1 Ruble per share, and 29,838 shares of Class B convertible preferred stock, nominal value 1 Ruble per share, of Comincom, representing all of the outstanding shares of capital stock in Comincom, with the sole exception of five shares of Comincom's common stock. In order to comply with certain requirements of Russian law, the remaining five shares of Comincom's common stock were transferred by Telenor's Designee to SFMT's Designee, pursuant to the Supplemental Share Transfer Agreement. In connection with Telenor's acquisition of the GTI Shares, the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement became effective on the Closing Date. In addition, on the Closing Date, Telenor ASA entered into the Guaranty with GTI and SFMT.

      According to GTI's transfer agent, as of November 26, 2003, there were outstanding 28,929,612 shares of Common Stock. The issuance of the GTI Shares on December 1, 2003 increased the number of outstanding shares of Common Stock to 35,937,406. As a result of the acquisition of the GTI Shares, Telenor is the beneficial owner of 7,329,972 shares of Common Stock (comprised of the 7,007,794 GTI Shares and the 322,178 Additional Shares) or approximately 20.4% of the issued and outstanding shares of Common Stock of GTI.

      Under the Shareholders Agreement, Telenor has the right to designate two individuals to serve on the Board of GTI. It is currently anticipated that Telenor's two designees, Jan Edvard Thygesen and Kjell Morten Johnsen, will be appointed as directors at the GTI Board meeting scheduled for December 4, 2003. Under the terms of the Shareholders Agreement, Telenor's right to designate at least two directors to GTI's Board under the Shareholders Agreement will continue for as long as Telenor owns at least 20% of GTI's Voting Stock. It is Telenor's present intention to continue to own at least 20% of GTI's Voting Stock. Depending upon market conditions, Telenor's present intention is to acquire additional shares of Common Stock for investment purposes, from time to time, in the open-market or through privately-negotiated transactions, subject to any restrictions imposed on such purchases by law or pursuant to the terms of the Standstill Agreement. However, no assurance can be made that any such purchases will ever be made and, depending upon market conditions and other circumstances that it then deems relevant, Telenor may also dispose of shares of Common Stock, from time to time, in the open-market or in privately negotiated transactions.

      Except as otherwise set forth in this Item 4, no Reporting Person (and, to the best knowledge of the Reporting Persons, no other person for whom information is required to be reported pursuant to General Instruction C to
Schedule 13D) has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of
Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and (b) are hereby amended to read in their entirety as follows:

      (a) and (b) On the basis of information available to the Reporting Persons on the date hereof, Telenor is the direct beneficial owner of 7,329,972 shares of Common Stock, which constitute 20.4% of the issued and outstanding shares of Common Stock of GTI. Telenor currently has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 7,329,972 shares of Common Stock.

      A total of 26,870,767 shares of Common Stock are subject to the Shareholders Agreement, constituting in the aggregate approximately 74.8% of GTI's total issued and outstanding Common Stock. The calculation of the preceding share amount and percentage is based upon the respective Common Stock shareholdings at August 19, 2003 of Alfa, RTK, CIG, Cavendish and First NIS, as disclosed to the Reporting Persons by such parties, and GTI's 35,937,406 total outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock of GTI (other than, solely in the case of Telenor, the 7,329,972 shares of Common Stock owned directly by Telenor) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      Telenor is a direct wholly owned subsidiary of Telenor Business Solutions Holding AS, and Telenor Business Solutions Holding AS is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Business Solutions Holding AS and/or Telenor ASA may be deemed to be the indirect beneficial owner of the 7,329,972 shares of Common Stock owned directly by Telenor. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Telenor Business Solutions Holding AS or Telenor ASA is the beneficial owner of 7,329,972 shares of Common Stock owned by Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

      Item 5(c) is supplemented with the following information:

      Except with respect to the acquisition of the GTI Shares and the Additional Shares described in response to Item 4, no Reporting Person (and no other person for whom information is required to be reported pursuant to General Instruction C to Schedule 13D) has entered into any transactions in the shares of Common Stock of GTI since the filing of the Reporting Persons' Amendment No. 1 to Schedule 13D.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2003                NYE TELENOR EAST INVEST AS

                                        By:  /s/ Jon Fredrik Baksaas
                                             -----------------------
                                             Name:  Jon Fredrik Baksaas
                                             Title: Chairman of the Board

                                        TELENOR BUSINESS SOLUTIONS HOLDING AS

                                        By:  /s/ Morten Karlsen Sorby
                                             ------------------------
                                             Name:  Morten Karlsen Sorby
                                             Title: Chairman of the Board

                                        TELENOR ASA

                                        By:  /s/ Jon Fredrik Baksaas
                                             -----------------------
                                             Name:  Jon Fredrik Baksaas
                                             Title: Chief Executive Officer